UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

(Amendment No. 1)

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2022

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

Amendment to Form 1-SA

HC Government Realty Trust, Inc., a Maryland corporation (the “Company” or “our”), is filing this Semiannual Report on Form 1-SA/A (Amendment No. 1) (this “Amendment”) to amend our Semiannual Report on Form 1-SA for the semiannual period ended June 30, 2022, originally filed with the Securities and Exchange Commission on September 29, 2022 (the “Original Filing”), for the purpose of correcting scriveners’ errors in the Company’s Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2021 that were included in the Original Filing.

Items Amended in this Amendment

This Amendment presents modifications to the following item in the Original Filing:

•	Item 3, Financial Statements – HC Government Realty Trust, Inc. Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2021.

Except as described above, this Amendment does not amend, update or change any other items or disclosures in the Original Filing.

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HC Government Realty Trust, Inc.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021 (unaudited)

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(3,726,366)	$(3,386,965)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	2,276,824	2,019,820
Amortization of acquired lease-up costs	309,814	287,267
Amortization of in-place leases	510,553	412,230
Amortization of above/below-market leases, net	96,321	119,540
Amortization of debt issuance costs	243,897	464,263
Amortization of deferred offering costs	211,011	195,478
Equity-based compensation	437,390	306,051
Loss on involuntary conversion	29,443	-
Net change in:
Rent and other tenant receivables, net	66,549	(1,515,427)
Prepaid expenses and other assets	(115,532)	87,902
Deposits on properties under contract	(1,292,071)	-
Accrued interest payable	21,774	6,625
Accounts payable	(240,636)	(582,873)
Accrued expenses and other liabilities	246,280	403,010
Deferred revenue	9,660	1,625,730
Net cash (used in) provided by operating activities	(915,089)	442,651

Cash flows from investing activities:
Real estate acquisitions	-	(3,492,951)
Development property additions	(142,180)	(3,153,381)
Capital and tenant improvements on operating properties	(382,746)	(590,246)
Insurance proceeds from loss on involuntary conversion	17,312	-
Net cash used in investing activities	(507,614)	(7,236,578)

Cash flows from financing activities:
Dividends paid	(1,976,882)	(1,828,267)
Borrowings under revolving credit facility	4,000,000	7,350,000
Mortgage principal payments	(119,353)	(112,045)
Net cash provided from financing activities	1,903,765	5,409,688

Net increase (decrease) in Cash and cash equivalents and Restricted cash	481,062	(1,384,239)
Cash and cash equivalents and Restricted cash, beginning of period	3,112,016	5,098,747
Cash and cash equivalents and Restricted cash, end of period	$3,593,078	$3,714,508

Supplemental cash flow information:
Cash paid for interest	$651,183	$525,252
Cash paid for income taxes	-	-
Non cash investing and financing activities:
Reimbursement of offering costs	$49,378	$49,378
Recognition of operating lease right-of-use assets and related lease liabilities in connection with the adoption of ASC 842	1,259,809	-
Recognition of operating lease right-of-use asset and related lease liability entered into during the period	92,829	-

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Date: October 5, 2022		Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II	Chairman and Chief Executive Officer	October 5, 2022
Steven A. Hale II	(principal executive officer)

/s/ Jacqlyn Piscetelli	Chief Financial Officer	October 5, 2022
Jacqlyn Piscetelli	(principal financial officer and principal accounting officer)

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